SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   ------------------------------------------



   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. (No Fee Required)

         For the short plan period ended December 31, 2002 and fiscal year ended December 30, 2002

                                          OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

Commission file number 001-31486

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Webster Bank Employee Investment Plan

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Webster Financial Corporation
                                  Webster Plaza
                               Waterbury, CT 06702
                            Telephone (203) 578-2476

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                        --------------------------------



                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                  FOR SHORT PLAN PERIOD ENDED DECEMBER 31, 2002

                                       AND

                  FISCAL YEARS ENDED DECEMBER 30, 2002 AND 2001

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)



                                                     WEBSTER BANK
                                               EMPLOYEE INVESTMENT PLAN

                                   FOR SHORT PLAN PERIOD ENDED DECEMBER 31, 2002 AND

                                  FISCAL YEARS ENDED DECEMBER 30, 2002, 2001 AND 2000

                                                         INDEX

Independent Auditors' Report ....................................................................................1

Financial Statements:

     Statements of Net Assets Available for Benefits.............................................................2

     Statements of Changes in Net Assets Available for Benefits..................................................3

     Notes to Financial Statements ...........................................................................4-15

Supplemental Schedules:
     Schedule H, Line 4i - Schedule of Assets (Held at December 31, 2002) ......................................16

     Schedule H, Line 4i - Schedule of Assets (Held at December 30, 2002) ......................................17

     Note: Schedules of reportable transactions, nonexempt transactions, loans or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee
     Retirement Income Security Act of 1974 (ERISA) and Department of Labor
     Regulations have not been included herein as the information is not applicable.

Signatures .....................................................................................................18

Exhibit Index...................................................................................................19

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Webster Bank:


We have audited the accompanying statements of net assets available for benefits of the Webster Bank Employee Investment Plan as of December 31, 2002 and December 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the short plan period ended December 31, 2002 and each of the years in the three-year period ended December 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Webster Bank Employee Investment Plan, as of December 31, 2002 and December 30, 2002 and 2001, and the changes in net assets available for benefits for the short plan period ended December 31, 2002 and for each of the years in the three-year period ended December 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at December 31 and December 30, 2002 are presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Hartford, Connecticut
June 20, 2003

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                              DECEMBER 31, 2002 AND

                           DECEMBER 30, 2002 AND 2001

                   ------------------------------------------





---------------------------------------------------------------------------------
                                          December 31,          December 30,
                                              2002           2002           2001
---------------------------------------------------------------------------------


ASSETS
------
Investments (cost basis of
$58,467,938 at December 31, 2002,         $53,114,577    53,075,646    50,678,412
   $58,467,927 at December 30, 2002 and
     $52,670,659 at December 30, 2001)

Loans to Participants                       1,482,141     1,482,141     1,160,527

Receivables:
  Participants                                872,990       839,094       611,367
  Employer                                    306,335       294,222       231,411

Cash                                           16,589        16,578        10,479
                                          -----------   -----------   -----------
Total Assets                              $55,792,632    55,707,681    52,692,196
                                          ===========   ===========   ===========
NET ASSETS AVAILABLE FOR BENEFITS         $55,792,632    55,707,681    52,692,196
                                          ===========   ===========   ===========


See accompanying notes to financial statements.



                                                          WEBSTER BANK
                                                    EMPLOYEE INVESTMENT PLAN

                                   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                         SHORT PLAN PERIOD ENDED DECEMBER 31, 2002 AND
                                      FISCAL YEARS ENDED DECEMBER 30, 2002, 2001 AND 2000

------------------------------------------------------------------------------------------------------------------------------
                                           SHORT PLAN PERIOD            2002                 2001                  2000
                                           December 31, 2002     December 31, 2001     December 31, 2000     December 31, 1999
                                           December 31, 2002     December 30, 2002     December 30, 2001     December 30, 2000
------------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS:
  Net appreciation (depreciation) in fair
    value of investments                    $    38,160             (5,328,082)          (1,344,233)                813,703
  Interest and dividends                            782                802,836              799,688                 677,505
                                            -------------------------------------------------------------------------------
  Net investment income (loss)                   38,942             (4,525,246)            (544,545)              1,491,208

Contributions:
    Participants                                 33,896              7,941,751            5,775,194               4,604,841
    Employer                                     12,113              2,381,527            2,124,792               1,718,392
  Transfers from other plans (Note 4)                --                     --                   --              11,791,339
                                            -------------------------------------------------------------------------------
  Total additions                                84,951              5,798,032            7,355,441              19,605,780
                                            -------------------------------------------------------------------------------
DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                      --              2,773,187            6,336,125               5,172,626
  Miscellaneous expenses                             --                  9,360                5,920                   4,235
                                            -------------------------------------------------------------------------------
  Total deductions                                   --              2,782,547            6,342,045               5,176,861
                                            -------------------------------------------------------------------------------

  Net increase                                   84,951              3,015,485            1,013,396              14,428,919

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of period                        55,707,681             52,692,196           51,678,800              37,249,881
                                            -------------------------------------------------------------------------------
  END OF PERIOD                             $55,792,632             55,707,681           52,692,196              51,678,800
                                            ===============================================================================

      See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


1.     DESCRIPTION OF THE PLAN
       -----------------------

       The following brief description of the Webster Bank Employee Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

       (a)   General
             -------

       The Plan is a qualified profit-sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended. The Plan was initially adopted effective as of October 1, 1984. Subsequent to this date, the Plan has been amended on various dates for reasons that include: certain legislative and regulatory changes, employer name change, plan merger, plan name change, plan year changes and various acquisitions. The Plan is sponsored and administered by Webster Bank (the "Bank"), a subsidiary of Webster Financial Corporation ("Webster" or the "Company"). The Plan covers all eligible employees who are employed by the Bank and its subsidiaries, who are members of the controlled group. The Plan also covers certain subsidiaries of Webster who are members of the controlled group. To be eligible to participate in the Plan, an employee must have attained age 21 and have completed one year of service (at least 1,000 hours of service). An eligible employee may join the Plan on the first day of any calendar quarter. Participants in the Plan may change their contribution amounts up to four times per year on specific dates and cease contribution at any time during the Plan year. All investments in the Plan are participant directed. Participation in the Plan is completely voluntary.

       The Plan was amended on December 16, 2002, to incorporate a change in the Plan year. The amendment, effective December 31, 2002, changed the plan year end to December 31 from December 30. The 2002 plan year consisted of a regular year from December 31, 2001 to December 30, 2002 and a short plan period, which commenced December 31, 2002 and ended December 31, 2002. Effective January 1, 2003, the Plan will have a calendar fiscal year.

       Effective June 1, 2002, the trustee was changed to Riggs Bank, N.A. from UBS PaineWebber Trust.

       On October 22, 2001, an amendment and restatement of the Plan incorporating "GUST" changes was adopted by the Board of Directors. The changes under "GUST" were required to be adopted by the Plan by December 31, 2001. "GUST" is the acronym for a series of statutes that were enacted between 1994 and 2000 that affected the rules governing qualified retirement plans. The statutes include the General Agreement on Tariffs and Trade, the Uniform Service Employment and Reemployment Rights Act, the Small Business Job Protection Act and the Tax Reform Act of 1997. Subsequent to implementing the changes required under "GUST", the Plan was submitted to the Internal Revenue Service ("IRS") for a favorable determination letter. The IRS has determined and informed the Bank in a letter dated September 13, 2002, that the Plan was in accordance with applicable sections of the Internal Revenue Code. Refer to Note 6 within this report for further tax information.

      Webster, through its subsidiaries, the Bank, Webster Insurance, Inc. ("Webster Insurance"), Webster D&P Holdings, Inc. ("Duff & Phelps"), and Fleming, Perry & Cox ("Fleming"), delivers financial services to individuals, families and businesses primarily in Connecticut and equipment financing, mortgage origination and financial advisory services to public and private companies throughout the United States. The Bank provides business and consumer banking, mortgage lending, trust and investment services and insurance services through 111 banking and other offices, 219 ATM's and its Internet website (www.websteronline.com).

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


       On October 10, 2002, Webster acquired Fleming. Effective December 31, 2002, the Plan was amended to cover the employees of Fleming. All services provided by employees of Fleming prior to the acquisition date will not constitute services rendered for the purpose of meeting eligibility requirements for participation under the Plan, vesting or eligibility for contributions under the Plan. Fleming will become a member of the Plan's controlled group on January 1, 2004. Prior to the acquisition, Fleming maintained a 401(k) plan. The plan was terminated on October 31, 2002. All participants' accounts under the plan were fully vested and the assets will be distributed as soon as administratively feasible subsequent to the termination date.

       On August 5, 2002, the Bank, through a newly formed subsidiary named Whitehall Business Credit Corporation ("Whitehall"), acquired certain asset-based loans and other specified assets and liabilities of IBJ Whitehall Business Credit Corporation ("IBJ"), a subsidiary of The Industrial Bank of Japan Trust Company. Effective as of the date of the acquisition, the Plan was amended to cover the employees who were transferred from IBJ to Whitehall. All employees who transferred from IBJ became members of the Plan's controlled group in August 2002. Former IBJ employees that were eligible to participate in the IBJ plan just prior to the acquisition date became immediately eligible under the Plan. IBJ maintained a 401(k) plan and the employees who transferred from IBJ to Whitehall had the option to rollover their account balance to the Plan subsequent to receiving their payment. During 2002, the Plan received $150,370 from the participants who elected to rollover their payouts from the IBJ plan to the Plan.

       On April 5, 2001, Webster acquired, through Webster Insurance, Wolff Zackin & Associates, Inc. ("Wolff Zackin"), and its sister company, Benefit Plans Design & Administration, Inc. ("Benefit Plans"). Effective June 25, 2001, the Plan was amended to provide provisions for the employees of Wolff Zackin and Benefit Plans. All service rendered by employees of Wolff Zackin and Benefit Plans prior to the acquisition date constituted service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Wolff Zackin and Benefit Plans became members of the Plan's controlled group effective July 1, 2001. Prior to the acquisition date, Wolff Zackin did not maintain a 401(k) plan. Prior to the acquisition date, Benefit Plans terminated its 401(k) plan and the net assets of the plan were paid directly to its participants. The participants of the former plan had the option to rollover their account balance to the Plan subsequent to receiving their payment. During 2002 and 2001, the Plan received $52,531 and $127,618, respectively, from participants of the former Benefits Plans 401(k) plan who elected to rollover their direct payouts to the Plan.

       On March 14, 2001, Webster acquired Center Capital Corporation ("Center Capital"). Effective April 1, 2001, the Plan was amended to provide provisions for the employees of Center Capital. All service rendered by employees of Center Capital prior to the acquisition date constituted service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Center Capital became a member of the Plan's controlled group on March 14, 2001. Prior to the acquisition date, Center Capital terminated its 401(k) plan and the net assets of the plan were paid directly to the participants of the former plan. The participants of the former plan had the option to rollover their account balance to the Plan subsequent to receiving their payment. During 2002, the Plan received $757,420 from participants of the former Center Capital 401(k) plan who elected to rollover their payouts to the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


       On January 5, 2001, Webster acquired, through Webster Insurance, Musante Reihl Associates, Inc. ("Musante"). Effective as of January 1, 2001, the Plan was amended to provide provisions for the employees of Musante. All service rendered by employees of Musante prior to the acquisition date constituted service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Musante became a member of the Plan's controlled group on April 1, 2001. Prior to the acquisition date, Musante did not maintain a 401(k) plan.

      During 2002, the Plan received $249,916 from participants of the former Levine 401(k) plan, who elected to rollover their payouts to the Plan. On February 1, 2000, Webster acquired, through Webster Insurance, the Levine Companies. The former Levine plan was terminated and did not merge with the Plan.

      Effective August 21, 2002, the following investment funds were eliminated as investment options under the Plan: AIM Balanced Fund and AIM Value Fund. Effective August 23, 2002, the following investment funds were added as investment options under the Plan: American Balanced Fund and American Washington Mutual Investors Fund. These changes in investment fund options were made on the advice of the Plan's financial advisor, UBS PaineWebber.

(b)   Contributions
      -------------

      Employees who are members of the Plan, could make contributions of 1% to 15% of their pay on a pre-tax basis for the 2002 Plan year and 1% to 10% for the 2001 Plan year. Highly compensated employees could make contributions of 1% to 8% of their pre-tax pay for the 2002 and 2001 Plan years. Highly compensated employees, as defined in the Internal Revenue Code, are limited in the percent of their compensation which they can defer to the Plan based upon the average percent of compensation deferred by the non-highly compensated group of employees. Total salary deferrals were limited to $11,000 and $10,500 for the 2002 and 2001 Plan years, respectively. The Bank contributes a matching contribution to the Plan equal to 50% of the first 6% of a participant's salary deferral contribution. The cost of the matching contribution is allocated among the Bank and the participating subsidiaries of the Bank and Webster.

      The Bank may also make a discretionary contribution to the Plan on behalf of employee participants.

      During 2002, the Plan was amended to incorporate a "value sharing" component. Under the "value sharing" component of the Plan, the Bank can make a discretionary profit sharing contribution to the Plan for the benefit of eligible participants below the level of senior vice president. The contributions will be invested in Webster common stock and remain invested in such until the participant becomes fully vested in his or her account under Plan guidelines. The "value sharing" component of the Plan became effective for the Plan year beginning December 31, 2001 and ending December 30, 2002. Refer to Notes 8 and 9 within this report for further information concerning discretionary contributions.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


       The investment alternatives available under the Plan for the 2002 Plan year are summarized below:

       American  New Perspective Fund        This fund invests primarily in the
                                             common stocks of companies located
                                             around the world.

       American Fundamental Investors        This fund invests primarily in
        Fund                                 common stock of large established
                                             companies. This fund may also
                                             invest in non-U.S. securities.


       American Bond Fund of America         This fund invests in diversified
                                             fixed income securities.

       American Growth Fund of America       This fund invests primarily in
                                             common stocks of companies that
                                             seek long-term capital growth.


       American Europacific Growth Fund      This fund invests primarily in
                                             stocks of issuers located in Europe
                                             and the Pacific Rim.

       American Balanced Fund***             This fund invests in a broad range
                                             of securities, including stocks and
                                             bonds.

       American Washington Mutual            This fund invests primarily in
        Investors Fund***                    common stock of larger, more
                                             established companies that have a
                                             strong record of earnings and
                                             dividends.

       UBS PaineWebber Trust Stable          This fund invests in units of the
        Value Fund*                          Guaranteed Investment Contract
                                             portfolio under the UBS PaineWebber
                                             Trust Company pooled trust.


       Webster Financial Corporation         Invests 100% in the common stock of
        Common Stock*                        Webster.


       Seligman Capital Fund                 This fund invests primarily in
                                             common stock of medium-sized U.S.
                                             companies.

       AIM Balanced Fund**                   This fund invests in a diversified
                                             portfolio of common stocks,
                                             preferred stocks, convertible
                                             securities and bonds.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


       AIM Value Fund**                      This fund invests primarily in
                                             equity securities. The fund may
                                             also invest in preferred stocks,
                                             debt instruments and foreign
                                             securities.

       UBS Tactical Allocation Fund*         This fund invests in stocks in the
                                             S&P 500 and short-term U.S.
                                             Treasury securities.

       Dreyfus Founders Discovery Fund       This fund invests primarily in
                                             common stocks of small-cap
                                             companies. The fund may also invest
                                             in foreign securities.

       MFS Mass Investors Growth Stock Fund  This fund invests in common stocks of U.S. companies for long-term
                                             growth.

       *  Indicates party-in-interest to the Plan.

      **  Indicates fund was closed as of August 21, 2002

     *** Indicates new fund as of August 23, 2002. Refer to Item 1(a) for information regarding changes to fund investment alternatives.

-------------------------------------------------------------------------------

       (c)   Vesting
             -------

      All amounts contributed to the 401(k) Plan by the participant and the employer matching contributions are fully vested and non-forfeitable at all times. Discretionary employer contributions are subject to a graduated vesting schedule. Refer to Notes 1(b) 8 and 9 for further information on employer discretionary contributions. The participant's vested balance is increased or decreased by any investment gains or losses generated by the participant's account.

       (d)   Payment of Benefits
             -------------------

      Under the Plan, effective December 31, 2002, a participant's "normal retirement date" is the date age 65 is attained. Previously, normal retirement age was 59 1/2. Payment options under the Plan are either a single lump sum payment or a series of equal periodic payments in the form of an annuity. If the participant's vested account balance is no more than $5,000, the balance will be paid in a single lump sum payment within 90 days after the end of the Plan year in which the participant becomes eligible to receive the payment. If the participant's vested account balance is more than $5,000, the payout will be in the form of an annuity unless the annuity option is waived. Participant's who have an account balance of more than $5,000 may have their balance remain in the Plan. The participant may also elect to have the vested account balance directly rolled over to another qualified plan. If the participant is married, a joint and survivor annuity will provide monthly payments for as long as the participant and the spouse live. In the event of a participant's death, the vested account balance will be paid to the participant's designated beneficiary or beneficiaries. If the participant dies before his spouse, the monthly annuity payment to a spouse will be 50% of the payments that would have been received prior to the participant's death.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


      If the participant does not want an annuity payout, the participant may choose another type of payment, such as a single lump sum or installment payments over a set period. In the event of a participant's total and permanent disability, a participant would receive their vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded upon distribution.

       (e)   Loans
             -----

      Employees have the ability to borrow up to 50% of their account balances up to $50,000. Interest on the loan is paid by Plan participants to their account at prevailing interest rates through payroll deductions. Loans must generally be repaid within five years or by the normal retirement date of the borrower, if earlier.

       (f)   Rollovers
             ---------

       Under the Plan, transfers from other tax-qualified retirement plans are permitted even if the employee is not currently participating in the Plan. Rollovers must be deposited to the Plan trust fund within 60 days of receipt. All rollovers will be invested and distributed in accordance with the rules of the Plan.

       (g)   Withdrawals
             -----------

       Hardship withdrawals are permitted under the Plan.

       The Plan administrator is required by law to recognize obligations the participant incurs as a result of court-ordered support or alimony payments. The Plan administrator is obligated to honor a qualified domestic relations order ("QDRO"). If a QDRO is received by the Plan administrator, all or a portion of the Plan participant's account balance may be used to satisfy the obligation.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       ------------------------------------------

       The following are the significant accounting policies followed by the
Plan:

       (a)   Basis of Accounting
             -------------------

       The accompanying financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America.

       (b)   Purchases and Sales Transactions
             -------------------------------

       Transactions are recorded on a trade-date basis.

       (c)   Valuation of Assets
             -------------------

       Investments are stated at current market values based upon quoted values. Loans to participants are stated at amortized cost, which approximates their market values.

       (d)   Payment of Benefits
             ------------------

             Benefits are recorded when paid.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


       (e)   Use of Estimates
             ---------------

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (f)  Administrative Expenses
            -----------------------

Total administrative fees for the 2002 Plan year were $76,090 of which $66,730 was paid by the Bank and $9,360 was paid by the Plan. The $9,360 paid by the Plan represents loan and investment fund administrative costs charged directly to the Plan. There were no administrative fees for the short plan period ended December 31, 2002.

       Total administrative fees for the 2001 plan year were $82,832 of which $76,912 was paid by the Bank and $5,920 was paid by the Plan. Total administrative fees paid for the 2000 plan year were $152,392 of which $148,157 was paid by the Bank and $4,235 was paid by the Plan. The lower fees for the 2002 and 2001 Plan years was primarily due to a change in record keepers.

3.     INVESTMENTS
       -----------

       The Plan's assets are invested in various mutual funds and Webster common stock through UBS PaineWebber, the Plan's investment advisor. PFPC, Inc. was the record keeper for the 2002 and 2001 Plan years. UBS PaineWebber Trust Company was the trustee for the period from December 31, 2001 through May 31, 2002. Riggs Bank, N.A. was appointed the new Plan trustee effective June 1, 2002. The Plan is sponsored and administered by the Bank. Plan participants have the ability to direct and allocate their account balances among the mutual funds available under the Plan or Webster common stock. Refer to Item 1(b) within this report for investment options that were available for the 2002 Plan year and short Plan year.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


       The fair value of fund investments that exceed 5% of the Plan's net assets available for benefits at December 31, 2002 and December 30, 2002 and 2001 are as follows:


----------------------------------------------------------------------------------------
                                              December 31,          December 30,
                                                  2002          2002          2001
----------------------------------------------------------------------------------------
Webster Financial Corporation Common Stock*   $15,121,003    15,172,586    13,937,542

UBS PaineWebber Trust Stable Value Fund*        8,261,583     8,256,169     5,961,894

American Growth Fund of America                 5,274,640     5,254,650     6,031,906

American Fundamental Investors Fund             5,240,789     5,226,644     6,679,784

American Bond Fund of America                   4,715,673     4,715,673     3,920,294

American New Perspective Fund                   3,275,140     3,253,354     3,824,314

Seligman Capital Fund                                  --            --     3,719,518


* Indicates party-in-interest to the Plan.

----------------------------------------------------------------------------------------


A summary of changes in the value of the Plan's net investments (including gains and losses on investments bought and sold within the Plan year, as well as held during the year) for the short plan period ended December 31, 2002 and the years ended December 30, 2002, 2001 and 2000 is as follows:

-------------------------------------------------------------------------------------------------------------------------
                         SHORT PLAN PERIOD               2002                     2001                     2000
                         December 31, 2002        December 31, 2001         December 31, 2000        December 31, 1999
                         December 31, 2002        December 30, 2002         December 30, 2001       December 30, 2000
-------------------------------------------------------------------------------------------------------------------------
Mutual Funds              $       88,134               (6,784,352)              (3,216,474)                (1,342,608)
Webster Stock*                   (49,974)               1,456,270                1,872,241                  2,156,311
                          -------------------------------------------------------------------------------------------
                          $       38,160               (5,328,082)              (1,344,233)                   813,703
                          ===========================================================================================

* Indicates party-in-interest to the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


4.     TRANSFER FROM OTHER PLANS
       -------------------------

         The following net assets were received during the 2000 Plan year by the Plan as a result of direct transfers from other plans due to acquisitions completed by Webster.

                    Former Plan Name                  Net Assets
                    -----------------------------------------------
                      Mechanics (a)              $      6,697,536
                      NECB (b)                          4,348,626
                      FleetBoston (c)                     401,625
                      Chase (d)                           343,552
                    -----------------------------------------------
                                                 $     11,791,339
                    -----------------------------------------------

       (a) On June 23, 2000, Webster acquired MECH Financial, Inc. MECH Financial, Inc. was the holding company for Mechanics Savings Bank that maintained the former Mechanics Savings Bank 401(k) plan.

       (b) On December 1, 1999, Webster acquired New England Community Bancorp, Inc. New England Community Bancorp, Inc. was the holding company for New England Bank and Trust that maintained the former New England Bank and Trust 401(k) plan.

       (c) On August 18, 2000, Webster acquired certain branches and employees from FleetBoston Financial Corporation. Acquired employees had the option to have their balance in the FleetBoston 401(k) plan directly transferred into the Plan.

       (d) On April 7, 2000, Webster acquired certain branches and employees from The Chase Manhattan Bank. Acquired employees had the option to have their balance in the Chase 401(k) plan directly transferred into the Plan.

5.       PLAN TERMINATION
         ----------------

       Although the Bank has not expressed any intent to terminate the Plan Agreement, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination, partial termination or discontinuation of contributions are fully vested and nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Retirement Plans Committee appointed by the Board of Directors.

6.    TAX STATUS
      ----------

       The IRS has determined and informed the Bank in a letter dated September 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Accordingly, no provision for income taxes has been made in the accompanying financial statements. On December 17, 2002, a Form 5308 was filed with the IRS to request a change in the Plan year. As of the filing of this report, a response from the IRS is pending. It is the opinion of the Plan administrator, that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


7.    RELATED PARTY TRANSACTIONS
      --------------------------

      Certain Plan investments are shares of mutual funds managed by UBS PaineWebber. UBS PaineWebber was the trustee for the Plan for the period from December 31, 2001 through May 31, 2002, and therefore, these transactions qualify as party-in-interest transactions.

      The Plan maintains two money market accounts at Riggs Bank, N.A., the Plan's current trustee. One of the money market accounts is used specifically for forfeitures and the other for the Plan's general transactions.

      Webster Financial Corporation stock is an investment option under the Plan. Webster Financial Corporation is the parent of Webster Bank, the Plan's sponsor.

8.     AMENDMENTS
       ----------

       The Plan was amended during 2002 as follows:

         (1) To include the following changes: (a) each participant may elect to have 1% to 15% of compensation deferred with the maximum pre-tax contribution not exceeding $11,000 for the 2002 Plan year, (b) participants may not make a special deferral election with respect to bonuses, (c) participants may modify their salary deferral elections on January 1, April 1, July 1 and October 1 of each Plan year, (d) participants who do not affirmatively elect to receive cash or have a specified amount contributed to the Plan automatically will have deferred compensation, (e) there will not be a special effective date for the salary deferral component of the Plan, (f) to add "catch-up" contribution provisions for eligible participants who have attained age 50.

         (2) Effective June 1, 2002, the Plan's trustee changed from UBS PaineWebber Trust Company to Riggs Bank, N.A.

         (3) Effective December 31, 2002, the Plan year was amended to begin January 1st and end December 31st with a short plan period beginning and ending December 31, 2002.

         (4) A "value sharing" component was incorporated into the Plan effective December 31, 2001.

         (5) Effective December 31, 2002, the Plan had several changes. Two significant changes are as follows:

               (a) The vesting period for employee contributions and employer matching contributions remained at 100% upon entering the Plan. However, the vesting schedule for employer discretionary contributions other than matching contributions changed. The Plan's vesting period for these other employer discretionary contributions was changed from 100% vesting upon entering the Plan to 0-1 year 0%, 2 years 33 1/3%, 3 years 66 2/3% and 4 years 100%. Any participant who had three or more years of service on December 30, 2002, will be considered 100% vested in regards to the discretionary contribution.

               (b) The Plan's normal retirement age was changed to age 65 from
                   59 1/2.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------

         (6) To add provisions for the former employees of IBJ. Refer to Item 1(a) within this report for further information on the Whitehall acquisition and transferred employees from IBJ to Whitehall.

         (7)   To add provisions for the former employees of Fleming. Refer to
               Item 1(a) within this report for further information on the Fleming acquisition.

         (8) To add provisions of the Economic Growth and Tax Relief Reconciliation Act of 2002.

       The above information is meant to provide only a brief description of amendments to the Plan during the 2002 Plan year. The Webster Bank Employee Investment Plan document should be referenced for complete information.

9.     SUBSEQUENT EVENTS
       -----------------

         (1) On January 6, 2003, Webster acquired the Mathog and Moniello Companies ("Mathog"). On December 16, 2002, the Plan was amended to provide provisions for the employees of Mathog. The provisions will become effective as of the first date to which the processing of the payroll for Mathog employees is performed in conjunction with the payroll for employees of the Bank. All services rendered by employees of Mathog prior to the acquisition date constitutes services rendered for the purpose of meeting eligibility requirements for participation and vesting under the Plan. Mathog became a member of the Plan's controlled group effective January 6, 2003.

         (2) On January 24, 2003, Webster Bank acquired Budget Installment Corp. ("BIC"). On February 26, 2003, the Plan was amended to provide provisions for the employees of BIC. The provisions will become effective as of the first date to which the processing of the payroll for BIC employees is performed in conjunction with the payroll for employees of the Bank. All service rendered by employees of BIC prior to the acquisition date constitutes services rendered for the purposes of meeting eligibility requirements for participation and vesting under the Plan. BIC became a member of the Plan's controlled group effective January 24, 2003.

         (3) In 2003, the maximum pre-tax contribution limit for Plan participants will be increased to 20% from 15% with the total pre-tax contribution limit increasing to $12,000.

         (4) For the 2002 Plan year, the Bank's Board of Directors approved on February 26, 2003 a discretionary contribution to eligible employee Plan participants. Employees were eligible for this discretionary contribution if they met eligibility requirements under the Plan during 2002 and were employed before October 1, 2001. Employees at the Senior Vice President and higher levels were not eligible for the discretionary contribution. The discretionary contribution was based on 1% of participant's eligible compensation and totaled $799,288. This contribution was based on the financial performance of Webster for the 2002 year and therefore credited to eligible participants' accounts during the first quarter of 2003. The discretionary contribution was credited to a new Value Sharing Account in the Plan and will vest based on a graduated vesting schedule with one-third vesting after 2 years, another third after 3 years and the remaining third after 4 years. Any participant who has three or more years of service on December 30, 2002, will be considered 100% vested in regards to the discretionary contribution. Refer to Note 1(b) for further information.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


         (5) On June 9, 2003, UBS PaineWebber, the Plan's current investment advisor changed its name to UBS Financial Services.

         (6) On April 17, 2003, Wachovia Retirement Services announced that its retirement services unit reached an agreement to acquire the proprietary retirement services record keeping and third-party servicing business of PFPC, Inc., the Plan's current record keeper. This transaction is expected to close by the end of the second quarter of this year.

         (7) On April 30, 2003, Webster filed a Form S-8 with the Securities and Exchange Commission for the purpose of registering additional shares for the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                              SCHEDULE H - LINE 4I

                                DECEMBER 31, 2002

                   ------------------------------------------

                                                    Number of                               Current
Identity of Issue                                  Shares Held                               Value
-----------------                                  -----------                              -------
Webster Financial Corporation               434,511.58 shares;                         $  15,121,003
   Common Stock*                            value per share $34.80

UBS PaineWebber Trust Stable Value          541,388.139 shares; net asset                  8,261,583
   Fund*                                    value per share $15.26

American Growth Fund of                     285,578.776 shares; net asset                  5,274,640
   America                                  value per share $18.47

American Fundamental                        235,752.991 shares; net asset                  5,240,789
   Investors Fund                           value per share $22.23

American Bond Fund                          371,312.835 shares; net asset                  4,715,673
   of America                               value per share $12.70

American New Perspective                    181,548.780 shares; net asset                  3,275,140
   Fund                                     value per share $18.04

Seligman Capital Fund                       211,153.318 shares; net asset                  2,768,220
                                            value per share $13.11

MFS Mass Investors Growth                   223,126.869 shares; net asset                  2,059,461
   Stock Fund                               value per share $9.23

American Europacific Growth Fund            71,842.273 shares; net asset                   1,650,217
                                            value per share $22.97

Dreyfus Founders Discovery Fund             80,048.769 shares; net asset                   1,528,131
                                            value per share $19.09

American Washington Mutual                  58,332.454 shares; net asset                   1,371,396
   Investors Fund                           value per share $23.51

American Balanced Fund                      86,835.021 shares; net asset                   1,252,161
                                            value per share $14.42

UBS Tactical Allocation Fund*               29,867.886 shares; net asset                     596,163
                                            value per share $19.96                     -------------
TOTAL INVESTMENTS                                                                      $  53,114,577
                                                                                       =============
Loans to Participants*                      Rate range 5.75% to 10.50%                 $   1,482,141
                                                                                       =============

  * Indicates party-in-interest to the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                              SCHEDULE H - LINE 4I

                                DECEMBER 30, 2002

                   ------------------------------------------

                                                    Number of                               Current
Identity of Issue                                  Shares Held                               Value
-----------------                                  -----------                              -------

Webster Financial Corporation               434,495.590 shares;                        $  15,172,586
   Common Stock*                            value per share $34.92

UBS PaineWebber Trust Stable Value          541,388.131 shares; net asset                  8,256,169
   Fund*                                    value per share $15.25

American Growth Fund of                     285,578.804 shares; net asset                  5,254,650
   America                                  value per share $18.40

American Fundamental                        235,753.000 shares; net asset                  5,226,644
   Investors Fund                           value per share $22.17

American Bond Fund                          371,312.835 shares; net asset                  4,715,673
   of America                               value per share $12.70

American New Perspective                    181,548.772 shares; net asset                  3,253,354
   Fund                                     value per share $17.92

Seligman Capital Fund                       211,153.247 shares; net asset                  2,763,996
                                            value per share $13.09

MFS Mass Investors Growth                   223,126.869 shares; net asset                  2,059,461
   Stock Fund                               value per share $9.23

American Europacific Growth Fund            71,842.282 shares; net asset                   1,643,033
                                            value per share $22.87

Dreyfus Founders Discovery Fund             80,048.787 shares; net asset                   1,517,725
                                            value per share $18.96

American Washington Mutual                  58,332.453 shares; net asset                   1,369,646
   Investors Fund                           value per share $23.48

American Balanced Fund                      86,835.024 shares; net asset                   1,249,556
                                            value per share $14.39

UBS Tactical Allocation*                    29,866.717 shares; net asset                     593,153
                                            value per share $19.86                     -------------
TOTAL INVESTMENTS                                                                      $  53,075,646
                                                                                       =============
Loans to Participants*                      Rate range 5.75% to 10.50%                 $   1,482,141
                                                                                       =============

  * Indicates party-in-interest to the Plan.

                                   SIGNATURES

                   ------------------------------------------


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                              WEBSTER BANK
                                              EMPLOYEE INVESTMENT PLAN
                                              ------------------------

Date:     June 26, 2003                       By:   /s/ R. David Rosato
          -------------                            ----------------------------
                                                   R. David Rosato
                                                   Member of the Retirement
                                                   Plans Committee

Date:     June 26, 2003                       By:   /s/ Patrick T. Murphy
          -------------                            ----------------------------
                                                   Patrick T. Murphy
                                                   Member of the Retirement
                                                   Plans Committee

Date:     June 26, 2003                       By:  /s/ William J. Healy
          -------------                            ----------------------------
                                                   William J. Healy
                                                   Member of the Retirement
                                                   Plans Committee

                                  EXHIBIT INDEX
                                  -------------

                   ------------------------------------------



Exhibit
Number                              Description
-------                       ----------------------

 23                               Consent of KPMG LLP

 99                               Certification